                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                               (AMENDMENT NO. 1)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                               -----------------
                                (CUSIP Number)

                                 DAVID M. KNOTT
                      485 UNDERHILL BOULEVARD, SUITE 205,
                  SYOSSET, NEW YORK 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                OCTOBER 2, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.197779101


===============================================================================================================================
1       Name of Reporting Person                                                                                David M. Knott
        S.S. or I.R.S. Identification No. of above Person                                                      SS# ###-##-####
-------------------------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*                                                              (a) [X]
                                                                                                                       (b) [ ]
-------------------------------------------------------------------------------------------------------------------------------
3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
4       Source of Funds*
                                                                                                                        PF, OO
-------------------------------------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Items 2(d) or 2(e)                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization                                                                  U.S.A.
-------------------------------------------------------------------------------------------------------------------------------
Number of                            7          Sole Voting Power                                           1,056,300
Shares                            ---------------------------------------------------------------------------------------------
Beneficially                         8          Shared Voting Power                                            92,600
Owned by                          ---------------------------------------------------------------------------------------------
Each                                 9          Sole Dispositive Power                                      1,056,300
Reporting                         ---------------------------------------------------------------------------------------------
Person                              10          Shared Dispositive Power                                       99,200
With
-------------------------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person                                        1,155,500
-------------------------------------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                                                                    [ ]
-------------------------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)                                                               4.0 %
-------------------------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person*                                                                                          IN
===============================================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

===============================================================================================================================
1       Name of Reporting Person                                                                           Knott Partners, L.P.
        S.S. or I.R.S. Identification No. of above Person                                                       TIN# 11-2835793
-------------------------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*                                                               (a) [X]
                                                                                                                        (b) [ ]
-------------------------------------------------------------------------------------------------------------------------------
3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
4       Source of Funds*
                                                                                                                             WC
-------------------------------------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Items 2(d) or 2(e)                                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------------------

6       Citizenship or Place of Organization                                                                      U.S.A.
-------------------------------------------------------------------------------------------------------------------------------
Number of                            7          Sole Voting Power                                                608,500
Shares                            ---------------------------------------------------------------------------------------------
Beneficially                         8          Shared Voting Power
Owned by                          ---------------------------------------------------------------------------------------------
Each                                 9          Sole Dispositive Power                                           608,500
Reporting                         ---------------------------------------------------------------------------------------------
Person                              10          Shared Dispositive Power
With
-------------------------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person                                             608,500
-------------------------------------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)                                                                2.1 %
-------------------------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person*                                                                                            PN
===============================================================================================================================

                                  SCHEDULE 13D

CUSIP No.197779101

===============================================================================================================================
1       Name of Reporting Person                                                                  Dorset Management Corporation
        S.S. or I.R.S. Identification No. of above Person                                                       TIN# 11-2873658
-------------------------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*                                                               (a) [X]
                                                                                                                        (b) [ ]
-------------------------------------------------------------------------------------------------------------------------------
3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
4       Source of Funds*
                                                                                                                             OO
-------------------------------------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Items 2(d) or 2(e)                                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------------------

6       Citizenship or Place of Organization                                                                      U.S.A.
-------------------------------------------------------------------------------------------------------------------------------
Number of                            7          Sole Voting Power                                                399,600
Shares                            ---------------------------------------------------------------------------------------------
Beneficially                         8          Shared Voting Power                                               85,400
Owned by                          ---------------------------------------------------------------------------------------------
Each                                 9          Sole Dispositive Power                                           399,600
Reporting                         ---------------------------------------------------------------------------------------------
Person                              10          Shared Dispositive Power                                          85,400
With
-------------------------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person                                             485,000
-------------------------------------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)                                                                1.7 %
-------------------------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person*                                                                                            CO
===============================================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 197779101

===============================================================================================================================
1       Name of Reporting Person                                                               Matterhorn Offshore Fund Limited
        S.S. or I.R.S. Identification No. of above Person                                                                   N/A
-------------------------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*                                                               (a) [X]
                                                                                                                        (b) [ ]
-------------------------------------------------------------------------------------------------------------------------------
3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
4       Source of Funds*
                                                                                                                             WC
-------------------------------------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Items 2(d) or 2(e)                                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------------------

6       Citizenship or Place of Organization                                                         British Virgin Islands
-------------------------------------------------------------------------------------------------------------------------------
Number of                            7          Sole Voting Power
Shares                            ---------------------------------------------------------------------------------------------
Beneficially                         8          Shared Voting Power                                               85,400
Owned by                          ---------------------------------------------------------------------------------------------
Each                                 9          Sole Dispositive Power
Reporting                         ---------------------------------------------------------------------------------------------
Person                              10          Shared Dispositive Power                                          85,400
With
-------------------------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person                                              85,400
-------------------------------------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)                                                                 0.3%
-------------------------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person*                                                                                            CO
===============================================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

          Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, "Mr. Knott").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The second paragraph of Item 3 is amended to read in full as follows:

          The aggregate amount of consideration used by Mr. Knott in making such acquisitions was $11,595,625. This amount includes all purchases of the Common Stock made by Mr. Knott, including those purchases made more than 60 days from the date of this filing. The aforementioned sources and amount of funds are more particularly set forth below:

                           SOURCE                                                AMOUNT
--------------------------------------------------------------                 -----------
David M. Knott (includes his IRA)                                              $   586,950
Mrs. David M. Knott (includes her IRA and the accounts of the                      166,041
 Knotts' minor children)
Knott Partners, L.P.                                                             5,710,032
Matterhorn Offshore Fund Limited                                                   721,572
The Common Fund                                                                  2,939,976
GAM Knott Hedge Investments, Inc.                                                  963,766
Trinkaus Optima US Equities                                                        487,269
Leonard & Margaret Frierman                                                         20,019
                                                                               -----------
     TOTAL                                                                     $11,595,625
                                                                               ===========

ITEM 4.  PURPOSE OF TRANSACTION

          The second paragraph of Item 4 is hereby amended to read in full as follows:

          Following conversations with the persons named in the response to Item 6 below, efforts to participate on or otherwise change the Company's board of directors or management and/or changes in the Company's business strategy began to be pursued by Mr. Knott, either alone or in conjunction with such other persons. The specific changes in personnel and business strategy being pursued by Mr. Knott in conjunction with the Other Reporting Persons (as defined below) are set forth in the letter dated October 2, 1998 (the "Letter") issued by the Committee to Improve Shareholder Value of Columbia Laboratories (the "Committee") incorporated by reference herein pursuant to Item 7 below.

          Item 4 is hereby further amended to add the following:

          Messrs. James J. Apostolakis, David Ray, Bernard Marden, Anthony R. Campbell and Christopher Castroviejo (collectively, the "Other Reporting Persons") and Mr. Knott have formed the Committee, of which they are presently the sole members. The Other Reporting Persons have filed a separate Schedule 13D.

          During the latter part of the summer, certain of the Other Reporting Persons and Mr. Knott had further conversations with the Company's senior management regarding immediate steps to address shareholder concerns over the collapse of the Company's stock price and the perceived ineffectiveness of current management. These conversations were unproductive.

          Accordingly, on October 2, 1998, the Committee issued the Letter to the Board of Directors of the Company, and each Director individually, to call their urgent attention to these matters.

          Mr. Knott is hopeful that the Company's directors will respond constructively to the Letter. In the absence of a prompt and positive response, however, the Letter reserves the right to take other action with respect to the Company, including, without limitation, going to court to demand that the Company schedule and hold a 1998 annual meeting of shareholders as required by Delaware law and seeking to nominate candidates to the Company's Board of Directors at such a meeting.

          No 1998 annual meeting of the Company's shareholders has been announced and to Mr. Knott's knowledge no such meeting is scheduled. Any action with respect to a future shareholders meeting, including any decision to seek to nominate candidates to the Company's Board of Directors or to take other action in that regard, would be pursued only in connection with such a meeting and in the context of the circumstances then obtaining, and in compliance with applicable rules of the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

          Item 5 is hereby amended to read in full as follows:

          (a) As reported in Amendment No. 2 to the Schedule 13D filed by the Other Reporting Persons on October 6, 1998, an aggregate of 3,912,800 shares of the Company's Common Stock, representing approximately 13.6% of the shares of outstanding Common Stock, were beneficially owned by Mr. Knott and the Other Reporting Persons, 2,768,100 shares of which, representing approximately 9.7% of the shares of the outstanding Common Stock/1/, were beneficially owned by the Other Reporting Persons.

------------------

     /1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of July 31, 1998.

          Mr. Knott beneficially owns 1,155,500 shares of the Company's Common Stock, which represents 4.0% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by the persons named below in this Paragraph (a).

          The Partnership beneficially owns 608,500 shares of the Company's Common Stock, which represents 2.1% of all outstanding Common Stock of the Company.

          Dorset beneficially owns 485,000 shares of the Company's Common Stock, which represents 1.7% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by Matterhorn.

          Matterhorn beneficially owns 85,400 shares of the Company's Common Stock, which represents 0.3% of all outstanding Common Stock of the Company.

          (b) David M. Knott individually (i) has the sole power to vote and to dispose of (1) 48,200 shares of the Company's Common Stock held in his and his IRA's accounts and (2) 608,500 shares held in the Partnership's account, (ii) shares with the respective account owners the power to vote and to dispose of 7,200 shares held by the accounts of his minor children, and (iii) shares with the respective account owners the power to dispose of (but not to vote) 6,600 shares held by the accounts of Mrs. David M. Knott and her IRA.

          As President of Dorset, David M. Knott (iv) has the sole power to vote and to dispose of 399,600 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 85,400 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, David M. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and David M. Knott the power to vote and to dispose of 85,400 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by Mr. Knott during the past 60 days is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 1,155,500 shares of Common Stock beneficially owned by Mr. Knott, all but the 55,400 shares held in his and his IRA's accounts and the accounts of his minor children are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

          The second paragraph of item 6 is hereby amended to read in full as follows:

          Mr. Knott has had conversations with some of the Other Reporting Persons and members of the Company's management concerning the Company's recent performance, with a view to effecting changes in the Company's board of directors or management and/or changes in the Company's business strategy. Notwithstanding these conversations and the issuance of the Letter, to date no arrangements or understandings have been reached with management of the Company. Mr. Knott has agreed on behalf of the persons named in Item 2 to share with the Other Reporting Persons and entities affiliated with them the costs of common counsel to pursue these activities. Accordingly, such persons may be deemed to constitute a group, the other members of which are filing separate Schedules 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          1. Letter dated October 2, 1998 issued by The Committee to Improve Shareholder Value of Columbia Laboratories. Incorporated by referenced to Exhibit No. 2 to Amendment No. 2 to the Schedule 13D filed by the Other Reporting Persons on October 6, 1998.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /s/ David M. Knott
                               -----------------------------------------
                                    DAVID M. KNOTT



                              KNOTT PARTNERS, L.P.


                              By: /s/ David M. Knott
                                  --------------------------------------
                                  David M. Knott, General Partner



                              DORSET MANAGEMENT CORPORATION


                              By: /s/ David M. Knott
                                  --------------------------------------
                                  David M. Knott, President



                              MATTERHORN OFFSHORE FUND LIMITED

                              By:  Inter Caribbean Services, Ltd., Sole Director


                              By: /s/ Wiekert Weber
                                  -------------------------------------
                                    Wiekert Weber, Attorney-in-Fact A
                                    -----------------------------------



Dated:    October 13, 1998

                                    SCHEDULE 1


TRANSACTION         PERSON NAMED IN                            NUMBER    PRICE PER
   DATE          ITEM 5, PARAGRAPH (a)      TRANSACTION TYPE  OF SHARES  SHARE ($)
-----------  -----------------------------  ----------------  ---------  ----------
    8/18/98  Mr. Knott/Dorset                   Purchase          2,400       5.80
    8/24/98  Mr. Knott/Dorset                   Purchase          6,400       5.11
    8/25/98  Mr. Knott/Dorset                   Purchase          2,800       4.78
    8/31/98  Mr. Knott/Dorset                   Purchase          7,200       2.54
     9/1/98  Mr. Knott/Dorset                   Purchase          5,800       2.69
    9/14/98  Mr. Knott/Dorset                   Purchase          2,500       4.17
    9/15/98  Mr. Knott/Dorset                   Purchase          3,300       3.98
    9/23/98  Mr. Knott/Dorset                   Purchase          2,600       4.43
    10/8/98  Mr. Knott/Dorset                   Purchase          2,200       2.61
    9/23/98  Mr. Knott/Dorset                   Purchase            100       4.43
    8/18/98  Mr. Knott/Dorset                   Purchase          1,500       5.80
    8/24/98  Mr. Knott/Dorset                   Purchase            300       5.11
    8/25/98  Mr. Knott/Dorset                   Purchase          1,800       4.78
    8/31/98  Mr. Knott/Dorset                   Purchase          3,600       2.54
     9/1/98  Mr. Knott/Dorset                   Purchase          5,300       2.69
    9/14/98  Mr. Knott/Dorset                   Purchase          1,600       4.18
    9/23/98  Mr. Knott/Dorset                   Purchase          1,400       4.43
    10/8/98  Mr. Knott/Dorset                   Purchase          1,100       2.61
    8/18/98  Mr. Knott/Partnership              Purchase          6,800       5.80
    8/24/98  Mr. Knott/Partnership              Purchase          8,000       5.11
    8/25/98  Mr. Knott/Partnership              Purchase          9,200       4.78
    8/31/98  Mr. Knott/Partnership              Purchase         16,800       2.54
     9/1/98  Mr. Knott/Partnership              Purchase         18,000       2.69
    9/11/98  Mr. Knott/Partnership              Purchase          2,900       3.82
    9/14/98  Mr. Knott/Partnership              Purchase          4,800       4.18
    9/15/98  Mr. Knott/Partnership              Purchase          6,100       3.99
    9/23/98  Mr. Knott/Partnership              Purchase          6,300       4.43
    10/8/98  Mr. Knott/Partnership              Purchase          5,600       2.61
    8/18/98  Mr. Knott/Dorset/Matterhorn        Purchase            900       5.80


TRANSACTION         PERSON NAMED IN                            NUMBER    PRICE PER
   DATE          ITEM 5, PARAGRAPH (a)      TRANSACTION TYPE  OF SHARES  SHARE ($)
-----------  -----------------------------  ----------------  ---------  ----------

    8/24/98  Mr. Knott/Dorset/Matterhorn        Purchase            300       5.11
    8/25/98  Mr. Knott/Dorset/Matterhorn        Purchase          1,200       4.78
    8/31/98  Mr. Knott/Dorset/Matterhorn        Purchase          2,400       2.54
     9/1/98  Mr. Knott/Dorset/Matterhorn        Purchase          2,800       2.69
    9/14/98  Mr. Knott/Dorset/Matterhorn        Purchase          1,100       4.17
    9/23/98  Mr. Knott/Dorset/Matterhorn        Purchase            500       4.43
    10/8/98  Mr. Knott/Dorset/Matterhorn        Purchase            800       2.61
    8/18/98  Mr. Knott/Dorset                   Purchase            400       5.80
    9/15/98  Mr. Knott/Dorset                   Purchase            600       3.98
    9/23/98  Mr. Knott/Dorset                   Purchase            700       4.43
    10/8/98  Mr. Knott/Dorset                   Purchase            300       2.61